SIDLEY AUSTIN llc ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866
July 1, 2009
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 4631
Attention: Era Anagnosti

Re:	Pulte Homes, Inc.
Registration Statement on Form S-4
Filed on May 5, 2009, as amended by Amendment No. 1 filed on June 12, 2009
File No.: 333-158974

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on February 26, 2009
File No.: 001-09804

Dear Ms. Anagnosti:
     On behalf of our client, Pulte Homes, Inc. (“Pulte”), and on behalf of Centex Corporation (“Centex”), set forth below are the responses of Pulte and Centex to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter, dated June 25, 2009, concerning the above-referenced Registration Statement on Form S-4 (the “Form S-4”) and the above-referenced Annual Report on Form 10-K of Pulte. Pulte submitted to the Commission today, via EDGAR, Amendment No. 2 to the Form S-4 (“Amendment No. 2”), including, where necessary, additional information or amendments requested by the Staff. To assist the Staff in reviewing Amendment No. 2, we are sending via Federal Express a copy of this letter and four copies of Amendment No. 2, which have been marked to show changes from Amendment No. 1 to the Form S-4 as filed with the Commission on June 12, 2009 (“Amendment No. 1”), as well as certain supplemental information which was requested by the Staff and which Pulte and Centex have agreed to provide as noted in the responses below.
     With respect to the Staff’s comments relating to Centex or its financial advisor, all of the responses to such comments have been provided by Centex.
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
July 1, 2009

     The responses below follow the sequentially numbered comments from the Staff’s letter of June 25, 2009. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.
Form S-4
Summary, page 1
Interests of Centex’s Directors and Executive Officers in the Merger, page 4
1.	We note your revised disclosure in response to comment 11 of our June 3, 2009 comment letter. Please further revise your disclosure to provide the fair market value of all accelerated equity awards as of the most recent practicable date. Please address this comment also in your Equity Compensation Vesting Table disclosure on page 68.

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see pages 5 and 70 of Amendment No. 2.
Material United States Federal Income Tax Consequences, page 8
2.	We note your response and revised disclosure related to comment 14 of our letter dated June 3, 2009. We also note that you have filed the draft forms of the tax opinions as exhibits.
•	Please note that despite your disclosure on page 64 that the parties to the merger agreement do not intend to waive the receipt of the tax opinion by each respective counsel as a condition to complete the merger, the receipt of these tax opinions is nevertheless a waivable condition. Please note that a signed form of the opinion must be filed prior to this registration statement going effective.

•	It appears that you did not fully address comment 14 to our letter dated June 3, 2009. Please tell us whether you intend each counsel’s opinion, as filed, to be a long form opinion. If so, all of the material tax consequences of the merger must be included in the opinion of counsel, including the bulleted disclosure in the middle of page 65 of the proxy statement/prospectus. Otherwise, the discussion under “Material U.S. Federal Income Tax Consequences of the Transactions” must clearly state that the discussion and each of the conclusions are the opinion of counsel. Please advise.

Securities and Exchange Commission
July 1, 2009

Each of Pulte and Centex has been provided with an updated form of long-form tax opinion from Honigman Miller Schwartz and Cohn LLP and Wachtell, Lipton, Rosen & Katz, respectively. The forms of these opinions have been refiled as Exhibits 8.1 and 8.2, respectively. These opinions will be signed and delivered by the respective law firms, and filed by Pulte and Centex as exhibits to the Form S-4 prior to the effectiveness of the registration statement.
Risk Factors, page 19
The combined company will have more indebtedness after the merger..., page 19
3.	We note your revised disclosure in response to comment 18 of our letter dated June 3, 2009. We also note the disclosure in the first bullet point on page 7 of the supplemental board materials provided to us by Citi’s counsel. Please tell us what consideration you have given to adding risk factor disclosure related to the matters noted in the presentation materials.

The information set forth in the first bullet point on page 7 of the supplemental board materials supplementally provided to the Staff by Citi’s counsel (the “Citi Materials”) identified certain potential risks related to the incremental leverage and near-term maturities. Pulte believes that these risks are mitigated significantly in light of the anticipated retirement of in excess of $1 billion of debt of the combined company by the end of 2009 referenced on page 47 of Amendment No. 2 through the use of available cash of the combined company and the expectation that such retirements would disproportionately be weighted toward near-term maturities. Pulte respectfully submits that the material risks involved in light of such expectations are adequately addressed by the disclosure currently included in the risk factor entitled “The combined company will have more indebtedness after the merger . . .” beginning on page 19 of Amendment No. 2. As a result, Pulte believes that further expansion of the risk factor to address the risks identified in the first bullet point on page 7 of the Citi Materials is not warranted.
Pulte and Centex will incur significant transaction and merger-related integration costs..., page 24
4.	We note your revised disclosure in response to comment 18 of our letter dated June 3, 2009. Please reconcile the cost related to change in control payments with the amount disclosed in Footnote (1) on page 4 of the supplemental board materials provided to us by Citi’s counsel.

The information set forth in Footnote 1 on page 4 of the Citi Materials relating to the amount of change of control payments was preliminary in nature and reflects information available to Pulte at the time that the Citi Materials were prepared. The $85 million amount included in Footnote 1 was an estimate of the total amount of change of

Securities and Exchange Commission
July 1, 2009

control payments that would be required to be made in connection with the proposed merger assuming that all Centex employees potentially entitled to change of control payments upon termination of employment were in fact terminated, whereas the $9.6 million amount of severance costs currently included in the risk factor entitled “Pulte and Centex will incur significant transaction and merger-related integration costs in connection with the merger” represents the estimated severance costs for cash payments to the limited number of senior executive positions at Centex that have currently been identified for termination of employment following completion of the merger. Pulte also supplementally notes for the Staff that for purposes of the presentation of the unaudited pro forma condensed combined financial statements (the “pro forma financial statements”) included in Amendment No. 2, the only employment-related restructuring costs included in such pro forma financial statements are the $9.6 million of severance costs for certain Centex senior executive positions described in the risk factor noted above and footnote (f) to the pro forma financial statements included in Amendment No. 2 beginning on page 109. At this time, as noted in the risk factor cited above, Pulte is continuing to assess the magnitude of the facilities and systems consolidation costs and other non-recurring employment-related costs that will be required in connection with the merger and is unable to provide an estimate of such costs. Such costs are expected to primarily relate to cost saving measures in corporate and field overhead. Therefore, these charges are excluded from the pro forma financial statements in accordance with Article 11 of Regulation S-X as they are not factually supportable at this time.
The Merger, page 36
Background of the Merger, page 36
5.	Refer to comment 21 of our letter dated June 3, 2009. Please confirm that from January 10, 2009 meeting until March 27, 2009 Centex did not engage Goldman Sachs’s services, and Goldman Sachs did not present any report, analysis or other materials to Centex in its capacity as financial advisor.

In response to the Staff’s comment, the disclosure in Amendment No. 2 on pages 41 through 43 has been modified to include additional information about Goldman Sachs’ role as financial advisor to the Centex board of directors during the period indicated in the Staff’s comment.
6.	We note your revised disclosure on page 37 in response to comment 24 of our letter dated June 3, 2009. Please disclose the basis of the Centex board’s belief that a

Securities and Exchange Commission
July 1, 2009

recapitalization strategy would offer Centex stockholders a lesser value than a potential business combination with any of three identified candidates.

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see page 38 of Amendment No. 2.

7.	In response to comment 24 of our letter dated June 3, 2009, we note your revised disclosure discussing the Pulte’s Board decision not to consider pursuing other alternative strategies, but focus instead on deciding whether to continue operating as a stand-alone business or to pursue a transaction with Centex. Yet, your revised disclosure does not address the rationale for Pulte’s decision not to consider other strategic alternatives. Please expand your disclosure to address the bases of these decisions, and to the extent that there is any correlation with Pulte’s interest to pursue a business transaction with Centex back in 2005, so disclose.

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see page 39 of Amendment No. 2.
Recommendation of the Pulte Board of Directors and Its Reasons for the Merger, page 44
8.	Refer to comment 30 of our letter dated June 3, 2009. While you disclose that the merger would enable you to realize cost savings which you would otherwise not be able to achieve, it is not readily apparent how you would be in a better position to compete and dominate your competitors judging from the size of the combined debt on a post merger basis, the amount of the upcoming maturities, and the lack of visibility into the future of the homebuilding industry.

Pulte acknowledges that on a pro forma basis and as disclosed in the Form S-4, the amount of debt of the combined company will increase significantly as compared to the debt of Pulte on a standalone basis. However, the combined company will also experience a significant increase in its balance of available cash and Pulte plans to use a portion of this cash to retire in excess of $1 billion of debt, which Pulte believes will provide significant relief with respect to the combined company’s near-term maturities. In addition, the merger will result in a significant increase in the amount of land inventory held by Pulte, including inventory in markets that Pulte views as complementary to its current portfolio or otherwise desirable. As a result of the significant cost savings, the ability to mitigate to a large extent the risks involved with the increase in overall debt, the significantly increased amount of land inventory and other considerations set forth in Amendment No. 2, Pulte believes that the merger provides the combined company with additional flexibility and that the combined company will be better able to mitigate uncertainty regarding the future prospects

Securities and Exchange Commission
July 1, 2009

of the homebuilding industry by combining its operations with Centex as opposed to continuing to operate on a standalone basis. The disclosure in Amendment No. 2 has been modified in response to this comment to further expand upon the items noted above. Please see pages 46 and 47 of Amendment No. 2.

9.	We note the June 2009 Investor Presentation filed with the Commission as a Rule 425 communication on June 23, 2009, which includes statements such as the company is expected to be “cash-flow positive for 2009” and that the “merger provides saving opportunities that competitors can’t realize.” Please provide the bases for making these statements and ensure that all Rule 425 communications and other soliciting materials are consistent with the disclosures contained in this filing. Please advise.

Pulte confirms for the Staff that it will ensure that all Rule 425 communications and other soliciting materials issued and filed by Pulte are consistent with the disclosures contained in Pulte’s Form S-4, as amended.

With respect to the statement that the company is expected to be “cash-flow positive for 2009,” through the second quarter of 2009, Pulte’s net cash has increased in 2009, and Pulte currently expects its total net cash on a standalone basis to increase further based primarily on additional inventory reductions that are projected to occur during the second half of 2009.

With respect to the statement that the “merger provides saving opportunities that competitors can’t realize,” as noted in Amendment No. 2, Pulte anticipates that the combined company will achieve approximately $350 million of cost savings following the completion of the merger. Many of the participants in the homebuilding industry, including Pulte and Centex, have been implementing aggressive cost cutting initiatives designed to reduce operating expenses in light of the current economic environment, and Pulte believes that further cost cutting initiatives by individual companies on a standalone basis are unlikely to yield significant additional savings. As a result, Pulte believes that the amount of cost savings it expects to realize as a result of the merger would not be achievable by any of its existing competitors in the homebuilding industry on a standalone basis. In addition, Pulte believes it is unlikely that any of its significant competitors are in a position to realize significant savings through business combinations similar to the combination between Pulte and Centex. Centex’s outstanding debt is not subject to any change of control covenants or similar restrictions that will be impacted by the proposed business combination with Pulte. As has been noted frequently in the press following the announcement of the merger, many of the other participants in the homebuilding industry that could serve as potential candidates for a business combination to potentially realize significant savings opportunities have outstanding debt that is

Securities and Exchange Commission
July 1, 2009

subject to change of control covenants that would likely be impacted by a business combination transaction. As a result, consummation of such a transaction would likely require refinancing of such debt on less favorable terms than those currently in place, the increased cost of which would significantly offset the cost synergies that Pulte anticipates can be achieved in a business combination with Centex and that are attributed to the elimination of duplicate overhead and interest expense savings.
Recommendation of the Centex Board of Directors and Its Reasons for the Merger, page 47
10.	We note your revised disclosures in response to comment 31 of our letter dated June 3, 2009. Please expand your disclosure to incorporate, among other factors, the Centex board’s analysis of the financial considerations for the combined company.

In response to the Staff’s comment, the disclosure in Amendment No. 2 on page 49 has been modified. The discussion of financial considerations of the combined company, which had appeared later in the section entitled “Recommendation of the Centex Board of Directors and Its Reasons for the Merger” has been (i) moved to immediately follow the disclosure addressed by the Staff in this comment and (ii) revised to emphasize the discussion of financial considerations of the combined company.
Opinion of Pulte’s Financial Advisor, page 49
Selected Public Company Analysis, page 52
11.	We note your revised disclosure in response to comment 33 of our letter dated June 3, 2009. Please disclose the implied share value derived from the 0.975 exchange ratio in order for the investors to understand how the exchange ratio fits within the implied per share equity reference ranges. Provide similar disclosure in your “Selected Precedent Transactions Analysis” discussion on page 52.

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see page 54 of Amendment No. 2. However, it is supplementally noted for the Staff that implied equity reference ranges for Pulte and Centex in Citi’s selected public companies and selected precedent transactions analyses were derived not for purposes of comparison against closing stock prices (in the case of Pulte) or the implied merger consideration (in the case of Centex), but rather for purposes of calculating an implied exchange ratio reference range for comparison against the merger exchange ratio.

Securities and Exchange Commission
July 1, 2009

Discounted Cash Flow Analysis, page 53
12.	We note your revised disclosure in response to comment 35 of our letter dated June 3, 2009. Please confirm that your reference to “Centex strategic-case forecasts” in the first paragraph of your discussion refers to the Centex financial forecasts adjusted by Pulte in accordance with your page 110 disclosure.

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see pages 113 and 115 of Amendment No. 2.

13.	It is unclear how Citi determined the actual range of discounted rates. Please disclose the material factors taken into account and the calculations used in deriving these discounted rates.

Pulte believes that the current disclosure appearing on page 55 of Amendment No. 2 addresses the Staff’s comment. Specifically, such disclosure indicates that the discount rates used in Citi’s discounted cash flow analyses were derived taking into account, among other things, a weighted average cost of capital calculation. However, in light of the Staff’s comment, the disclosure appearing on page 55 of Amendment No. 2 has been expanded to indicate that such calculation was based on factors commonly considered for purposes of calculating an estimated weighted average cost of capital, including the trading volatility of the common stock of Pulte, Centex and the selected publicly traded companies described in Citi’s selected public companies analysis relative to the overall market. Pulte supplementally advises the Staff that, in connection with its review of Citi’s discounted cash flow analysis, the Pulte board of directors focused on the results of such analysis (i.e., the implied exchange ratio reference ranges derived from such analysis) and respectfully submits that modifying the disclosure to set forth technical calculations or quantifications would not add materially relevant information. Accordingly, no further revisions have been made to the disclosure in this regard.
Pro Forma Financial Analysis, page 55
14.	Please confirm that the values disclosed in your pro forma analysis are based on the Selected Unaudited Pro Forma Condensed Combined Financial Information disclosure on page 14. Otherwise, please disclose the basis from which the financial advisor derived these values.

Pulte supplementally advises the Staff that the pro forma financial analysis performed by Citi was not based on the information appearing under “Selected Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 14 of Amendment No. 2, which covers historical financial periods. Rather, such analysis was based on internal estimates

Securities and Exchange Commission
July 1, 2009

of Pulte’s management, including the Pulte strategic-case forecasts and the Centex strategic-case forecasts which have been disclosed elsewhere in Amendment No. 2. In response to the Staff’s comment, the disclosure appearing on page 56 of Amendment No. 2 has been clarified in this regard.
Opinion of Centex’s Financial Advisor, page 56
Historical Stock Trading Analysis, page 57
15.	Please confirm that the implied price per share used in Goldman Sachs’ analysis is the same $11.28 value disclosed in the “Analysis at Various Prices” discussion on page 59.

In response to the Staff’s comment, Goldman Sachs has confirmed that the implied price per share used in Goldman Sachs’ analysis is the same $11.28 value disclosed in the “Analysis at Various Prices” discussion on page 59 of Amendment No. 1.
Selected Companies Analysis, page 58
16.	Please explain how the values derived from this analysis (tabular disclosure at the end of page 58) help investors assess the fairness of the 0.975 exchange ratio.

The Selected Companies Analysis was performed to assist the Centex board of directors in understanding the existing market dynamics with respect to the selected companies, including Pulte and Centex, and was not performed to assist investors in determining whether the exchange ratio was fair. The disclosure in Amendment No. 2 has been modified in response to this comment. Please see page 59 of Amendment No. 2.
Illustrative Discounted Cash Flow Analysis, page 59
17.	We note your disclosure at the end of the first paragraph about the range of implied values being derived from Goldman Sachs “utilizing its professional judgment and experience”. Please revise your disclosure to identify those material and substantive sources of information and data serving as a basis of Goldman Sachs’ professional judgment. Further, please expand and to the extent possible, quantify the disclosure regarding Goldman Sachs’ calculation of discount rates.

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see pages 60 and 61 of Amendment No. 2.
The Merger Agreement, page 71
18.	We note your response to comment 48 of our letter dated June 3, 2009. We continue to object to the disclosure that indicates that the terms and information in the merger agreement should not be relied upon as disclosure about the merger parties.

Securities and Exchange Commission
July 1, 2009

Please reconsider the disclosure in the third paragraph and revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Also, please be advised that, with respect to the disclosure in the third sentence, you are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see page 73 of Amendment No. 2.

19.	We have reviewed the supplemental information provided in response to comment 49 of our letter dated June 3, 2009. Please provide us supplementally with a complete copy of all of the disclosure schedules.

Pulte and Centex are furnishing to the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, complete copies of the Pulte and Centex disclosure schedules to the merger agreement that the Staff has requested. In accordance with such Rule, Pulte and Centex request that these materials be returned promptly following completion of the Staff’s review thereof.

20.	We note the footnote in the Exhibit Index, where you identify the disclosure schedules as “[c]onfidential” as well as the use of word “confidential” in the “List of Schedules to Agreement and Plan of Merger” on page A-55. To the extent that the information on the disclosure schedules is material, then pursuant to Item 601(b)(2) of Regulation S-K, you are required to file these schedules together with the merger agreement. Please advise us.

In response to the Staff’s comment, the word “confidential” has been deleted from the footnote in the Exhibit Index and from the “List of Schedules to Agreement and Plan of Merger”. Centex and Pulte acknowledge the requirements of Item 601(b)(2) of Regulation S-K, and believe that Amendment No. 2 is in compliance with the requirements of that Item.
Unaudited Pro Forma Condensed Combined Financial Statements, page 89
21.	Please disclose in a footnote the nature and amount of restricted cash included in cash and equivalents in the pro forma balance sheet. If accurate, please confirm to us and clarify in the filing that this cash is not legally restricted as to withdrawal or usage, otherwise please explain to us why the restricted cash is appropriately classified.

Securities and Exchange Commission
July 1, 2009

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see page 112. Of the pro forma cash and equivalents balance, Pulte believes that approximately $66.0 million is legally restricted as to withdrawal or usage, which is considered immaterial for separate classification since the pro forma balance sheet is presented on a condensed basis. Additionally, Pulte has not yet fully evaluated the restrictions on Centex’s cash balances and believes there are opportunities to reduce or eliminate certain restrictions, which would significantly reduce the amount. Such amounts do not include amounts maintained in liquidity reserve accounts required in connection with Pulte and Centex’s respective revolving credit facilities, which totaled $746.8 million on a combined basis ($391.9 million for Pulte and $354.9 million for Centex). Consistent with Pulte’s response to prior comment 72, such amounts represent compensating balance arrangements that are not legally restricted as to withdrawal or usage and are therefore classified by Pulte within cash and equivalents.

After completion of the merger, Pulte will centralize the cash management function, conform the policies related to restricted cash, and consider whether the total cash balance legally restricted as to withdrawal or usage for the combined company merits separate classification within the balance sheet in future filings.

22.	We note your revisions in response to comment 51 of our letter dated June 3, 2009. Please explain why you reclassified all the “Land held for development and sale” to “House and land inventory” and none to “Land held for sale.”

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see page 102. Historically, Centex’s intent with respect to land was to develop and build residential units. Only in very limited situations did Centex commit to a plan to sell property and initiate the other actions necessary to classify land as held for sale in accordance with paragraph 30 of SFAS 144. Accordingly, Pulte classified all such land in House and land inventory. Upon completion of the merger, Pulte will determine which of the combined company’s land parcels meet the criteria for classification as held for sale assets based on the combined company’s strategy for each asset and will classify such assets accordingly in future filings.

23.	We note your response to comment 52 of our letter dated June 3, 2009. Please include the clarifying language from your response in footnote (c) on page 99, including: the nature of the different historical accounting policies, an explanation why the potential impact on the pro forma financial statements is not readily quantifiable, your belief that the differences would not have a material impact on the pro forma financial statements, and the fact that, going forward, the differences are expected to be eliminated after the completion of the merger.

Securities and Exchange Commission
July 1, 2009

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see pages 103 and 104.

24.	We note your response to comment 53 of our letter dated June 3, 2009. Please revise note (k) to disclose your belief that the potential impact of the stock options is not expected to be material to the pro forma financial statements.

The disclosure in Amendment No. 2 has been modified in response to this comment. Please see pages 111 and 112.

25.	We note your response to comment 55 of our letter dated June 3, 2009. Please disclose and quantify inventory and the fair value adjustment to inventory by inventory component, such as homes under construction, land under development, and land held for future development.

As indicated in Pulte’s prior response to comment 55 of the Staff’s letter dated June 3, 2009, the aggregate allocation of the fair value adjustment by inventory component is not a metric historically captured by either Pulte or Centex. As disclosed in the notes to the pro forma financial statements, the pro forma valuation adjustment is based on preliminary estimates; such estimates do not identify the adjustments between inventory components. As a result, it is not possible to disclose the pro forma house and land inventory balance by component as of March 31, 2009, because this information is not available. After completion of the merger, Pulte will perform a final valuation of the acquired inventory. As part of this valuation, Pulte will develop processes that enable it to aggregate the fair value adjustment by inventory component and will consider such information for disclosure in future filings as appropriate.
Financial Forecasts, page 108
Adjustments, page 110
Centex Strategic-Case Forecasts, page 111
Centex Liquidity-Case Forecasts, page 111
26.	The Homebuilding Revenues and Homebuilding EBIT figures for year 2009 under both scenarios differ from the supplemental information you provided to us in connection with your response to our letter dated June 3, 2009. Please explain the discrepancy.

As noted on page 115 in Amendment No. 2, for 2009, for purposes of Pulte’s adjustments to the Centex-provided forecasts, Pulte’s management estimated Centex’s

Securities and Exchange Commission
July 1, 2009

homebuilding revenue and earnings before interest and income taxes on an annualized basis based upon the six-month base case forecasts for 2009 provided by Centex’s management. The Homebuilding Revenues and Homebuilding EBIT figures included in the six-month base case forecasts provided to Pulte by Centex for 2009, as adjusted by Pulte, were $1,250 and $33 (dollars in millions), respectively, which on an annualized basis equals $2,500 and $66, respectively, and which are the numbers currently presented in the Form S-4. The disclosure in Amendment No. 2 has been modified in response to this comment to add a clarifying footnote to the table presenting the “Centex Strategic-Case Forecasts” and the “Centex Liquidity-Case Forecasts” to indicate that the amounts for 2009 are being presented on an annualized basis based on the as-adjusted six-month base case forecasts provided to Pulte by Centex’s management. Please see page 116 of Amendment No. 2.
Part II — Information Not Required in Prospectus
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Item 8. Financial Statements and Supplemental Data, page 42
Consolidated Statement of Operations, page 43
27.	We note your response to comment 66 of our letter dated June 3, 2009. It appears to us that you can present an income statement format that separately discloses your homebuilding operations and your financial services operations but that also better complies with the requirements of Rule 5-03 of Regulation S-X. We note that your current presentation includes 97% of your revenues in one financial statement line item and 98% of your expenses in one financial statement line item. It appears to us that an income statement format that more transparently presents your operating results may be more meaningful to users of your financial statements. In future filings, please revise the format of your statement of operations to comply with the requirements of Rule 5-03 and expand your related disclosures, including management’s discussion and analysis, as appropriate. Please provide your proposed format supplementally.

Pulte will revise the presentation of its operating results in future filings to more closely comply with the requirements of Rule 5-03 of Regulation S-X. While Pulte has not yet completed its evaluation, Pulte expects that the presentation will approximate the format furnished to the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rule, Pulte requests that these materials be returned promptly following completion of the Staff’s review thereof.

Securities and Exchange Commission
July 1, 2009

Note 2. Inventory and Land held for sale, page 57
28.	We note your response to comment 70 of our letter dated June 3, 2009. It is not clear to us why you do not believe that the component inventory disclosures by segment would be meaningful to users of your financial statements. It appears to us that there may be different risks associated with each component of your inventory and that those risks could be different for each homebuilding segment. It also appears to us that certain inventory components and certain homebuilding segments may be more likely to be impacted by the current economic environment. Therefore, we continue to believe that the requested disclosures should be provided in the notes to your financial statements or in MD&A in future filings.

In future filings, Pulte will provide the components of inventory by homebuilding segment as requested.
Note 7. Other Financing Arrangements, page 68
29.	We note your response to comment 72 of our letter dated June 3, 2009. In future filings, please disclose the actual interest coverage ratio for each period and explain how the amount of the required liquidity reserve is determined.

In future filings, Pulte will disclose the actual interest coverage ratio for the applicable period and provide a more detailed description of how the amount of the required liquidity reserve is determined.
Exhibits, page 91
30.	We note your response to comment 74 of our letter dated June 3, 2009. Please file the missing schedules with your next periodic report.

Pulte will file the missing schedules with its Form 10-Q for the quarter ending June 30, 2009.
* * *

Securities and Exchange Commission
July 1, 2009

     Pulte and Centex believe that the foregoing has been responsive to the Staff’s comments.
     Pulte will submit to the Staff the requested letter at the time that it requests acceleration of the effectiveness of the Form S-4.
     If you have any questions related to this letter, please contact Thomas A. Cole of Sidley Austin LLP at (312) 853-7473, Dennis V. Osimitz of Sidley Austin LLP at (312) 853-7748 or Robert L. Verigan of Sidley Austin LLP at (312) 853-4348. Please send any further comments via facsimile to Thomas A. Cole, Dennis V. Osimitz and Robert L. Verigan at (312) 853-7036.

Very truly yours,
/s/ Robert L. Verigan
Robert L. Verigan

cc:	Steven M. Cook, Pulte Homes, Inc.
Brian J. Woram, Centex Corporation
Thomas A. Cole, Sidley Austin LLP
Dennis V. Osimitz, Sidley Austin LLP
Daniel A. Neff, Wachtell, Lipton, Rosen & Katz
Gregory E. Ostling, Wachtell, Lipton, Rosen & Katz